EXHIBIT 8.1

SUBSIDIARIES OF THE REGISTRANT

	Jurisdiction of	Shareholding at
Name	Incorporation	End of Year
Lucky Minerals Inc.	Canada	100%
2801 Shangri-La Ltd.	British Columbia, Canada	100%
0808964 B.C. Ltd	British Columbia, Canada	100%
0809411 B.C. Ltd	British Columbia, Canada	100%
Digital Labs Inc.	Alberta, Canada	100%
Midland Holland Ltd.	Alberta, Canada	100%
Person Finance Ltd.	Alberta, Canada	100%